

Mail Stop 3561

June 17, 2009

Mr. Fletcher Jay McCusker
Chairman of the Board and Chief Executive Officer
The Providence Service Corporation
5524 East Fourth Street
Tucson, AZ 85711

> **Re: The Providence Service Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Response Letter Dated June 4, 2009**
> **File No. 1-34221**

Dear Mr. McCusker:

We have reviewed your filings and response and have the following comments. In our comments we have asked you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Notes to Consolidated Financial Statements, page 81

7. Acquisitions, page 99

1.   We note your response to comment 1 in our letter dated May 26, 2009. Please
        advise us of the following with regards to your September 30, 2008 acquisition of
        substantially all of the assets in Illinois and Indiana of Camelot Community Care,
        Inc. ("CCC"):

        a) We note that each month you examine each of your managed entities financial
            positions, results of operations and cash flows with regard to solvency,
            outlook and ability to pay you any outstanding management fees. Please
            provide us with your specific analyses of the Illinois and Indiana operations of
            CCC and considerations you used in determining that payment was
            reasonably assured.
        b) We note in the third bullet of your response that you determined as of the date
            of the Acquisition that payment of the entire Management Fee Receivable was
            probable. Please tell us whether you determined on the date that you
            recognized revenue whether collection was reasonably assured.
        c) We note that the aging report appears to show CCC had not paid you for the
            nine months prior to your September 30, 2008 acquisition. Tell us
            specifically what led to the nine month delay in collections and how you
            determined it did not compromise the reasonably assured collectability. Tell
            us whether CCC had been similarly delinquent in the past.
        d) Provide us with a report of your cash collection history with CCC for the three
            years prior to your September 30, 2008 acquisition, or a longer time period.
        e) We note that CCC had availability of approximately $3.0 million under its
            line of credit with CIT Healthcare LLC ("CIT"), as of September 30, 2008,
            that is available to pay your management fees, provided they are not in default
            under the facility at the time of payment. Please tell us if CCC had the ability
            to pay your management fee or if they were in default under the facility prior
            to your acquisition.
        f) Please tell us the outstanding balance on CCC's line of credit with CIT as of
            your September 30, 2008 acquisition, and how you considered your
            agreement with CIT to subordinate your management fee receivable to the
            claims of CIT in the event CCC defaults under its stand-alone credit facility in
            assessing that collection was reasonably assured.

g) We note that CCC had $2.8 million in cash and cash equivalents, as of September 30, 2008. Please tell us the total amount of CCC's liabilities, if any, as of the date you acquired substantially all of the assets of CCC and how these liabilities were considered in determining that revenues from CCC were collectible,

h) To the extent you determine that collection of all or a portion of the revenues from CCC were not reasonably assured, provide us with your assessment of the materiality of the adjustment to your consolidated financial statements.

2.   We note in your response to comment 1 in our letter dated May 26, 2009, that you have determined CCC is not a related party as defined in SFAS 57 for disclosure purposes. Tell us specifically how you considered the definition of related parties in paragraph 24(f) of SFAS 57 in making this determination. In this regard, tell us whether your relationship with CCC in which you, as stated on page 4 of your Form 10-K, "…provide the chief executive officer for the managed organization…", allows you to significantly influence the management or operating policies of CCC.

Form 10-Q for the fiscal quarter ended March 31, 2009

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

2. Description of Business and Summary of Critical Accounting Estimates, page 6

New Accounting Pronouncements, page 11

3.   We note, in your response to comment 2 in our letter dated May 26, 2009, the anti-dilution adjustments that provide for an adjustment of the conversion rate in the event of common stock dividends, stock splits or distributions [including distributions of capital stock (other than common stock), evidences of indebtedness or other assets of the Company]. Please explain to us what evidences of indebtedness or other assets represent, and tell us how you determined that each of these adjustments are standard anti-dilution provisions. Refer to paragraph 8 of EITF 05-2.

4.   We note on page 107 of your Form 10-K for the year ended December 31, 2008 that the conversion rate of your 6.5% convertible senior subordinated notes are subject to adjustment. Please describe to us the circumstances that would result in an Adjustment of Conversion Rate (Section 10.06) or Voluntary Increase (Section 10.12) of the Indenture, and explain to us how you applied the provisions of EITF 07-5 to each circumstance, as applicable.

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Closing Comments

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

     Sincerely,

     Tia Jenkins
     Senior Assistant Chief Accountant
     Office of Beverages, Apparel and
     Health Care Services